Raymond Lin 212-906-1369 raymond.lin@lw.com	53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

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Mr. John Stickel

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	RHI Entertainment, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed May 2, 2008 (File No. 333-146098)

Dear Mr. Stickel:

On behalf of our client, RHI Entertainment, Inc. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter dated May 13, 2008, with respect to the Registrant’s above-referenced Amendment No. 3 to the Registration Statement on Form S-1 filed with the Commission on May 2, 2008 (the “Registration Statement”). Earlier today, the Registrant filed via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”) revised to reflect changes prompted by your comments. Amendment No. 4 contains the various revisions described below. For your convenience, we are delivering to you a courtesy package, which includes five copies of Amendment No. 4, three of which have been marked to show changes from Amendment No. 3 to the Registration Statement.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

Use of Proceeds, page 33

1.

We note your disclosure that a certain amount of the proceeds will be used to fund a distribution to KRH to repay its unsecured term loan facility. Given that this amount is being paid to the parent in connection with the offering and will be funded using the offering proceeds, we believe this payment is analogous to a dividend and should be given effect in a pro forma balance sheet presented alongside the Company’s historical balance sheet as of the latest period presented. Also, the effect of this distribution on pro forma earnings per share for the latest fiscal year should also be disclosed on the face of the pro forma statement of operations. Refer to the guidance outlined in SAB Topic 1:B:3.

May 30, 2008

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to footnote (6) of the Registrant’s Unaudited consolidated pro forma statement of operations on pages 40 and 44 and footnote (1) on page F-6 of the company’s consolidated financial statements of Amendment No. 4.

Unaudited Pro Forma Statements of Operations, page 39

2.

Please revise to include a boldface heading on the bottom of the pro forma statements of operations that discloses that KRH has an option to put shares back to the Company and refers to the Note 7 which provides details of how you will be impacted.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. Please refer to the Registrant’s Unaudited consolidated pro forma statement of operations on page 39 and page 42 of Amendment No. 4.

Other

3.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response: The Registrant has updated its financial statements with its results for the three month period results ended March 31, 2008 to comply with Rule 3-12 of Regulation S-X.

4.	Please include a currently dated consent of the Independent Registered Public Accounting Firm in any future amendments to your Form S-1 registration statement.

Response: The Registrant has included a currently dated consent of the Independent Registered Public Accounting Firm in Amendment No. 4.

* * * * *

In addition to the revisions in response to the Staff’s comments noted above, certain other changes have been made to the Registration Statement, all of which are noted in the hard copies of Amendment No. 4. Further, the Registrant has updated the financial information in the document to reflect data for its three month period ended March 31, 2008. The changes primarily impact the following section of the Registration Statement: “Prospectus summary,” “Selected consolidated historical financial and operating information,” “Management’s discussion and analysis of financial condition and results of operations,” and the financial statements and related notes thereto. We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible.

May 30, 2008

If the Staff has any questions with respect to the foregoing, please feel free to call me at 212-906-1369.

Best regards

/s/ Raymond Y. Lin
of LATHAM & WATKINS LLP

Enclosures

cc:	Max A. Webb

Claire Erlanger

Jean Yu

Rod Miller

Senet Bischoff

William Aliber